Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - May 17, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	KazGerMunai Gas Flaring

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) announces that its joint venture “Kazgermunai” (“KGM”) has recently received a joint notification from the Ministry of Energy and Mineral Resources (“MEMR”) and the Ministry of Environmental Protection (“MEP”) of the Republic of Kazakhstan to eliminate the flaring of gas (the “Joint Notice”). The Company’s production subsidiary AO PetroKazakhstan Kumkol Resources (“PKKR”) is a 50% shareholder in KGM.

The Joint Notice, addressed not only to KGM but also to the top management of 34 oil producers in Kazakhstan, requires that KGM eliminates the flaring of associated gas and to bring the volume of production of associated gas into line with the available capacities for utilization of such associated gas. The Joint Notice is signed by First Vice Minister of Environment of the Republic of Kazakhstan Mr. S. Kesikbayev and by First Vice Minister Energy and Mineral Resources Mr. B. Izmukhambetov. In compliance with these instructions, KGM oil production has been reduced to approximately 3000 bopd net to PetroKazakhstan.

KGM is currently constructing a gas treatment and LPG recovery plant at Akshabulak, expected to be completed by August 2005. It is anticipated that oil production will be increased to about 22,000 BOPD net to PKKR upon operation of the Akshabulak gas plant.

PKKR and the Company’s joint venture with Lukoil, Turgai Petroleum (“TP”) were also among the 34 oil production companies on the distribution list for the Joint Notice. However, as earlier reported, both PKKR and TP had earlier reduced production levels to eliminate gas flaring in response to an earlier demand by the MEP.

The Company can also confirm that PKKR has now been served with a court action by Turgai Petroleum (“TP”) for the return of certain quantities of oil as earlier disclosed in the Company’s Press Release of May 02, 2005.

PetroKazakhstan Inc. is a vertically integrated, international energy company celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)